SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DIGITAL IMPACT, INC.
(Name of Subject Company (Issuer))

ADAM MERGER CORPORATION
a wholly-owned subsidiary of

ACXIOM CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

Jerry C. Jones
Acxiom Corporation
#1 Information Way
P. O. Box 8180
Little Rock, Arkansas 72203
Telephone: (501) 342-1000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With a copy to:
John P. Fletcher, Esq.
Goodloe M. Partee, Esq.
Kutak Rock LLP
425 W. Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
Telephone: (501) 975-3000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$151,330,102	$17,812

(1)   Estimated for purposes of calculating the filing fee only. The transaction valuation

assumes the purchase of 37,237,172 shares of common stock of Digital Impact, Inc. (based on shares outstanding as of March 23, 2005) at a purchase price of $3.50 per share. The transaction value also includes the offer price of $3.50 per share multiplied by 6,000,000, the estimated number of outstanding options to purchase shares of common stock of Digital Impact, Inc. with an exercise price of less than or equal to $3.50 per share.

(2)   The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004.

☑   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,812   Filing Party: Acxiom Corporation
Form or Registration No.: Schedule TO-T   Date Filed: April 1, 2005

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

10-110077.2

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission on April 1, 2005, and amended on April 12, 2005, April 15, 2005, and April 29, 2005, by Adam Merger Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation ("Acxiom"), and Acxiom, relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of Digital Impact, Inc., a Delaware corporation, including the associated preferred stock purchase rights (together with the Common Stock, the "Shares"), for a purchase price of $3.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2005 (as amended, the "Offer"), and in the related Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively.

Item 8. Interest in Securities of the Subject Company

Item 11. Additional Information

Items 8 and 11 of the Schedule TO are hereby amended to include the following:

On May 6, 2005, Acxiom announced the expiration of the subsequent offering period at 5:00 p.m., New York City time, on May 5, 2005. The depositary for the Offer, EquiServe Trust Company, N.A., has advised Acxiom that, as of the expiration of the subsequent offering period, an aggregate of 35,939,541 Shares were validly tendered representing approximately 91.9% of the outstanding Shares. The Purchaser has accepted for payment all tendered Shares.

Acxiom completed the acquisition of the Company through the merger of the Purchaser with and into the Company. Effective May 9, 2005, all remaining Shares (other than Shares owned by stockholders who properly exercise appraisal rights pursuant to the DGCL) will be converted into the right to receive $3.50 per Share in cash, without interest. As a result of the merger, the Company's Shares will no longer be listed on the Nasdaq National Market and the Company will be a wholly-owned subsidiary of Acxiom.

The press release issued by Acxiom announcing the expiration of the Offer is attached hereto as Exhibit (a)(1)(K)

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(1)(K)   Press Release issued by Acxiom Corporation on May 6, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAM MERGER CORPORATION

By: ___/s/ Jerry C. Jones_____

Name: Jerry C. Jones

Title: Vice President/Assistant Secretary

ACXIOM CORPORATION

By: ___/s/ Jerry C. Jones_____

Name: Jerry C. Jones

Title: Business Development/Legal Leader

Exhibit Index

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated April 1, 2005
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Press Release issued by Acxiom and the Company on March 28, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed by Acxiom on March 28, 2005)
(a)(1)(H)*	Summary Advertisement as published in The Wall Street Journal on April 1, 2005
(a)(1)(I)**	Press Release issued by Acxiom on April 12, 2005
(a)(1)(J)***	Press Release issued by Acxiom on April 29, 2005
(a)(1)(K) +	Press Release issued by Acxiom on May 6, 2005
(b)	Third Amended and Restated Credit Agreement dated as of March 24, 2005 among Acxiom Corporation, the lenders party thereto and Program Chase Bank, N. A. (incorporated by reference to Exhibit 10.2 to Acxiom's Current Report on Form 8-K dated March 29, 2005)
(d)(1)	Agreement and Plan of Merger, dated March 25, 2005, among Acxiom, Purchaser and the Company (incorporated by reference to Exhibit 10.1 to Acxiom's Current Report on Form 8-K dated March 29, 2005)
(d)(2)*	Form of Stockholder Agreement, dated March 25, 2005, between Acxiom and certain stockholders of the Company
(d)(3)*	Confidentiality Agreement, dated March 9, 2005, between Acxiom and the Company
(d)(4)	Amendment No. 1 to Preferred Stock Rights Agreement dated as of March 24, 2005, by and between the Company and Computershare Investor Services LLC. (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8A/A dated March 28, 2005)
(d)(5)*	Employment Agreement, dated March 25, 2005, between William Park and Acxiom
(d)(6)*	Employment Agreement, dated March 25, 2005, between Gerardo Capiel and Acxiom
(d)(7)*	Employment Agreement, dated March 25, 2005, between Kevin Johnson and Acxiom
(g)	Not applicable
(h)	Not applicable

*   Incorporated herein by reference to the Schedule TO filed by Adam Merger Corporation

and Acxiom Corporation on April 1, 2005.

**   Incorporated by reference from Amendment No. 1 to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on April 12, 2005.

***   Incorporated by reference from Amendment No. 3 to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on April 29, 2005.

\+   Filed herein